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                                                                     EXHIBIT 8.1


                                                                  (212) 818-8670



                                            _________, 2001



Lipid Sciences, Inc.
7068 Koll Center Parkway
Suite 901
Pleasanton, California 94566

Gentlemen:

            You have requested our opinion with respect to certain Federal income tax consequences of the proposed merger of Lipid Sciences, Inc. ("Lipid Sciences") with and into NZ Corporation ("NZ"), pursuant to an Agreement and Plan of Merger dated as of July 9, 2001 ("Merger Agreement") in the preparation of which we have assisted.

            On the effective date of the merger ("Effective Date"), each outstanding share of Lipid Sciences Common Stock ("Lipid Sciences Common Stock") will be converted into 1.55902 shares of NZ Common Stock. Fractional issuances of shares based on a participating Lipid Sciences stockholder aggregate holding will be rounded up to the next whole share. If a dissenting stockholder of Liquid Sciences perfects his dissenters' rights, such dissenting stockholder may receive cash in payment of the fair market value of such dissenter's shares.

            Lipid Sciences has entered into a Stock Purchase Agreement with Sun NZ, L.L.C. ("Seller") pursuant to which Lipid Sciences is to purchase immediately preceding the effectiveness of the merger, 1,505,402 shares of common stock of NZ owned by Seller, representing approximately 22 percent of the issued and outstanding common stock of NZ, which shares are subject to a pledge as security for a loan made by an affiliate of NZ. The stockholders of Lipid Sciences have each signed a lock up agreement with NZ restricting the stockholder's sale of shares of NZ to be received in the merger. NZ intends to continue the business of Lipid Sciences following the Effective Date as set forth in the Registration Statement on Form S-4, No. 333-____, declared effective on ___________, 2001 by the Securities and Exchange Commission.

            Our opinion of the Federal income tax consequences of the transaction outlined above, based upon the existing provisions of the Internal Revenue Code of 1986, as amended ("IRC"), is:
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            (a) the merger of Lipid Sciences into NZ will constitute a reorganization within the meaning of IRC Section 368(a);

            (b) no gain or loss will be recognized by Lipid Sciences as a result of the merger;

            (c) no gain or loss will be recognized by a stockholder of Lipid Sciences on the exchange of such stockholder's Lipid Sciences Common Stock for NZ Common Stock;

            (d) the aggregate tax basis of the NZ Common Stock that a Lipid Sciences stockholder receives in the merger will be the same as the aggregate tax basis of Lipid Sciences Common Stock surrendered by such stockholder in exchange for NZ Common Stock;

            (e) the holding period for capital gains determinations of the NZ Common Stock that each Lipid Science stockholder receives in the merger will include the period for which the Lipid Sciences Common Stock surrendered in exchange for NZ Common Stock was considered to be held, if the surrendered Lipid Sciences Common Stock is held as a capital asset at the time of the merger; and

            (f) a dissenting Lipid Sciences stockholder who exercises appraisal rights generally will recognize taxable capital gain or loss based upon the difference between the amount of cash received by such Lipid Sciences stockholder and such stockholder's tax basis in the shares of Lipid Sciences deemed to be sold.

                                    Very truly yours,





AG: